ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

DATED JULY 6, 2011)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-175358

Equinix, Inc.

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Final Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Issuer:	Equinix, Inc.

Securities:	7.00% Senior Notes due 2021 (“Notes”)

Principal Amount:	$750,000,000, which amount represents an increase of $250,000,000 from the Preliminary Prospectus

Coupon (Interest Rate):	7.00% per annum

Yield:	7.00%

Spread to Benchmark Treasury:	+391 bps

Benchmark Treasury:	UST 3.125% due 5/15/21

Scheduled Maturity Date:	July 15, 2021

Public Offering Price:	100% plus accrued interest, if any, from July 13, 2011.

Gross Proceeds:	$750,000,000

Underwriting Discount:	1.75% per note, $13,125,000 in the aggregate

Net Proceeds to Issuer before Estimated Expenses:	$736,875,000

Net Proceeds to Issuer after Estimated Expenses:	$736,375,000

Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2012.

Record Dates:	January 1 and July 1 of each year

Redemption	At any time prior to July 15, 2014, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) outstanding under the Indenture, at a redemption price equal to 107.000% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

(1) at least 65% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

On or after July 15, 2016, the Company may redeem all or a part of the notes, on any one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Redemption price of the notes
2016	103.500%
2017	102.333%
2018	101.167%
2019 and thereafter	100.000%

At any time prior to July 15, 2016, the Company may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of Holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such Redemption Date of (i) the redemption price of the note at July 15, 2016 (such redemption price being set forth in the table appearing above under the caption “—Redemption”), plus (ii) all required interest payments due on the note through July 15, 2016 (excluding accrued but unpaid interest, if any, to, but not including, the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to July 15, 2016; provided, however, that if the period from the Redemption Date to July 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

CUSIP:	29444UAK2

ISIN:	US29444UAK25

Distribution:	SEC Registered (Registration No. 333-175358)

Listing:	None

Trade Date:	July 6, 2011

Settlement Date:

July 13, 2011 (T+5) closing date, the 5th business day following the date hereof.

The Issuer expects that the delivery of the notes will be made against payment therefor on or about July 13, 2011, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade notes on the date of pricing should consult their advisor.

Use of Proceeds:	As set forth in the Preliminary Prospectus. The additional net proceeds due to the increase in offering size will be reflected as cash on the balance sheet.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Co-Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Evercore Group LLC ING Financial Markets LLC RBS Securities Inc.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at the following address: 383 Madison Avenue, 3rd Floor, New York, New York 10179 or by calling toll-free at: 800-245-8812 or from Citigroup Global Markets Inc. at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at: 800-831-9146.

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